March 18, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 51

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement (the “Amendment”) and the Compass EMP Multi-Asset Balanced Fund (the “Balanced Fund”), Compass EMP Multi-Asset Growth Fund (the “Growth Fund”) and Compass EMP Alternative Strategies Fund (the “Alternative Fund” and collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

Please confirm whether the Funds (i) have applied for or will be applying for a private letter ruling from the IRS or (ii) will be relying on private letter rulings issued to other funds.

Response:  The Registrant does not currently intend to seek a private letter ruling from the IRS related to the use of the Cayman subsidiary for the purpose of investing in commodity related futures contracts.  Due to the significant number of rulings that have been issued in recent years, any uncertainty related to the tax issue appears to be well settled.  The following paragraph has been added to the Prospectus under the heading “Subsidiary” for each Fund, in place of the previously bracketed language:

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the Internal Revenue Service, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as "qualifying income" for purposes of Subchapter M.  However, the Fund currently does not intend to request a private letter ruling from the Internal Revenue Service.  As a result, if the Internal Revenue Service were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund's investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund's Board of Trustees would consider what action to take, which could include a significant change in investment strategy or liquidation.

Comment 2.

Please confirm in your response why, although the tax year for each Fund was changed from June 30 to November 30, only the Alternative Fund has a risk disclosure regarding tax risk.

Response:  The tax risk disclosure will be added to the disclosure for the Growth Fund and the Balanced Fund.

Comment 3.

In the Funds’ Statement of Additional Information, please disclose the extent of the Board’s role in the risk oversight of the Funds, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure. See Item 17(b)(1).  Please also revise your disclosure regarding why the Trust has determined that its leadership structure is appropriate to enhance the discussion of the specific characteristics or circumstances of the Funds.

Response:  The sections of the SAI discussing Board leadership and risk oversight have been revised to read as follows:

Leadership Structure.  The Trust is led by Mr. Jerry Szilagyi, who has served as the Chairman of the Board since 2010.  Mr. Szilagyi is an interested person by virtue of his controlling interest in Catalyst Capital Advisors LLC, investment adviser to certain series of the Trust.  The Board of Trustees is comprised of Mr. Szilagyi, an Interested Trustee, and Mr. Tobias Caldwell, Mr. Tiberiu Weisz and Dr. Bert Pariser, each an Independent Trustee.  The Trust does not have a Lead Independent Trustee, but governance guidelines provide that Independent Trustees will meet in executive session at each Board meeting.  Under the Trust’s bylaws and governance guidelines, the Chairman of the Board is responsible for (a) chairing Board meetings, (b) setting the agendas for these meetings and (c) providing information to Board members in advance of each Board meeting and between Board meetings.  The Trustees believe this is the most appropriate leadership structure for the Trust given Mr. Szilagyi’s background in the investment management industry and his experience in providing both advisory and administrative services to other mutual funds.  Additionally, as the President of Abbington Capital Group LLC, which provides management and administrative services to the Funds, Mr. Szilagyi is well positioned and informed regarding issues requiring the attention of the Board, and as the leader of the Board, can ensure such issues are included in the Board’s agenda for meetings and that appropriate time is allocated to discuss such issues and take any necessary actions.

 Risk Oversight. In its risk oversight role, the Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk at quarterly meetings and on an ad hoc basis, when and if necessary. The Board, directly or through its Audit Committee, reviews reports from among others, the advisers, sub-advisers, the Trust’s Chief Compliance Officer, the Trust’s independent registered public accounting firm, and the Independent Trustees’ counsel, as appropriate, regarding risks faced by the Trust and the Funds and the risk management programs of the Trust, the advisers and certain service providers. The full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from the Trust’s Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Trust’s Chief Compliance Officer generally meets quarterly in executive session with the Independent Trustees. The actual day-to-day risk management with respect to the Funds resides with the Funds’ adviser, sub-adviser(s), if any, and other service providers to the Funds. Although the risk management policies of the adviser, sub-adviser(s), if any, and the service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Audit Committee.  Mr. Caldwell, Mr. Weisz and Dr. Pariser serve on the Board’s Audit Committee.   The Board’s Audit Committee is a standing independent committee with a separate chair. The Audit Committee considers financial reporting risk to be within its area of responsibilities.   During the fiscal year ended June 30, 2010, the Audit Committee met seven times.

Comment 4.

Please provide representations in your response letter regarding the following issues:

i.

the percentage of each Fund’s assets that are anticipated to be invested in the Fund’s subsidiary;

ii.

whether the subsidiary has the same adviser as the Fund, and if so, whether the advisory agreement with the subsidiary complies with Section 15(c) of the Investment Company Act of 1940, as amended (the “1940 Act”);

iii.

whether the subsidiary’s board meets the requirements of Section 16 of the 1940 Act;

iv.

whether the subsidiary will register as an investment company under Section 8 of the 1940 Act;

v.

whether separate financial statements will be provided for the subsidiary;

vi.

how expenses related to the subsidiary are disclosed in the Fund’s fee table;

vii.

whether the subsidiary will consent to service of process and examination by the SEC; and

viii.

whether the subsidiary’s board will sign the Registrant’s post-effective amendments.

Response: The issues listed above are addressed below:

i.

As disclosed in the Funds’ Prospectus under the “Principal Investment Strategies” section for each Fund, each Fund will invest up to 25% of its assets in the respective subsidiary.

ii.

As disclosed in the Funds’ Statement of Additional Information under “Wholly-Owned Subsidiary,” the Funds’ adviser is also the adviser to each subsidiary.  Additionally, the advisory agreement with each subsidiary will comply with the requirements of Section 15(c) of the 1940 Act.

iii.

It is the intent of the Registrant that each subsidiary’s board will meet the requirements of Section 16 of the 1940 Act.

iv.

As disclosed in the Funds’ Statement of Additional Information under “Wholly-Owned Subsidiary,” the subsidiaries will not be registered as investment companies under Section 8 of the 1940 Act.

v.

As disclosed in the Funds’ Prospectus under the “Investment Subsidiary”, the financial statements of each Subsidiary will be consolidated in the respective Fund's financial statements, as required by US GAAP.

vi.

Because each Fund consolidates its financial statements with those of the respective subsidiary, the subsidiary's expenses will be reflected in the respective Fund’s fee table.

vii.

As disclosed in Item 35, each Fund undertakes that its respective subsidiary will submit to inspection by the SEC and will designate the Registrant’s agent for service of process to accept service of process on the subsidiary.

viii.

The Registrant does not believe that each subsidiary's board may execute the Registrant's post-effective amendments without raising issues as to the subsidiary's status as an open-ended investment company operating under an exemption from registration pursuant to the Mutual Funds Law (2009 Revision) of the Cayman Islands.  In addition, unlike the fund described in the Man-Greenwood no-action letter, 100% of each Fund’s assets are not invested in the respective subsidiary.  Thus, each subsidiary is not the alter ego of the respective Fund and it would be unreasonable to ask the subsidiary's board to sign the post-effective amendment.  Additionally, while each subsidiary may be wholly-owned by the respective Fund, the subsidiary is not the sole investment of the Fund.  Because the Fund invests in securities of investment companies other than the subsidiary, the board of each subsidiary should not be required to assume liability for these investments.  Finally, the Registrant is not aware of any statute, regulation, no-action letter or interpretive release that would require the subsidiary’s board to execute the Funds’ registration statement.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP